

Mail Stop 3628

November 8, 2005

Via U.S. Mail and facsimile to (404) 253-8272
Jefferson R. Voss
Sloan Acquisition Corp.
6100 Payne Stewart Drive
Windermere, Florida 34786

> **Re:** **BayCorp Holdings, Ltd.**
> **Amendment No. 2 to Schedule TO-T/13E-3 filed by Sloan Acquisition Corp.,**
> **Sloan Group Ltd. and Joseph Lewis**
> **Filed on November 4, 2005**
> **File No. 05-50357**

Dear Mr. Voss:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Amendment No. 2 to Schedule TO-T and Schedule 13E-3

General

1. We refer you to prior comment 1. We continue to note that your amended filing should also be "tagged" as a joint Schedule TO-T/13E-3 on EDGAR. If you continue to have difficulty "tagging" the filing, please contact the Office of Edgar and Information Analysis to request assistance in this regard.

Offer to Purchase

General

2. We note your response to prior comment 7. Although we understand that the primary terms of the Offer were negotiated by a Special Committee comprised of independent directors, we continue to believe that the very nature of this transaction precludes you from characterizing

this offer as being "negotiated at arm's length." For example, remove the reference to arm's length negotiations as support for the Special Committee's determination that the transaction is procedurally fair to the unaffiliated security holders. We will not object, however, if you highlight the fact that despite the fact that this transaction is between affiliated parties, the primary terms of the Offer were negotiated by a Special Committee.

Special Factors

Background of the Offer; Contacts with BayCorp

3. We refer you to prior comment 9. Although your disclosure explains why a tender offer and merger resulting in a going private transaction would benefit BayCorp, it remains unclear why Sloan Group initially pursued this transaction and why it was engaged in at this time. Please revise.

3. Opinion of the Special Committee's Financial Advisor

4. Expand the disclosure to address in greater detail how Jefferies assessed the fairness of the consideration being paid in this proposed transaction. Explain in the revised discussion how Jeffries reached their conclusion in view of the fact the range of implied values under the Asset Cost Analysis yielded per share values greater than the consideration being paid in this transaction.

6. Possible Effects of the Offer on the Market for Shares, Amex Listing, Exchange Act Registration and Margin Regulations

5. Please revise to disclose your supplemental response to prior comment 24.

10. Related Party Transactions; Interests of Certain Persons in the Offer and Merger

6. We refer you to prior comment 25. Please disclose a materially complete description of the employment agreements between the Surviving Corporation and Messrs. Getman and Callendrello. For example, but without limitation, your disclosure should quantify the base salary, discretionary bonuses and summarize the "other benefits" that will be received.

The Tender Offer

7. Certain Information Concerning BayCorp

7. We note your response to prior comment 27. Although we understand that you have no means of verifying the accuracy of the information disclosed in this section, we continue to believe that you may not disclaim responsibility for the accuracy of information that you disclose in your filing. As we noted in our prior comment, we will not object if you include

appropriate language advising security holders to use caution when relying upon the information. Please revise.

11. Certain Conditions of the Offer

8. We have analyzed your response to prior comment 29, and disagree with your conclusion. The Staff has always understood that the intention of this condition is to allow the parties the flexibility to address unforeseen changes. Conditions should be drafted with sufficient specificity to allow security holders to objectivity verify whether the conditions have been satisfied. An offer condition that may be triggered as a result of "unforeseen changes" which are determinable only within the exclusive judgment of the parties to the business combination does not meet this standard. Please revise this condition to include the terms of the Amended and Restated Agreement and Plan of Merger that allow the Purchaser and BayCorp to terminate the offer or otherwise revise to provide objectively verifiable circumstances that will trigger the condition. Alternatively, please delete the condition because its existence, as presently drafted, is inconsistent with Section 14(e) of the Exchange Act.

9. We refer you to your response to prior comment 30. We specifically note your concern that the "referenced language is intended to protect Offerors from assertions that they have, by inaction, waived an Offer Condition, or that a waiver of one event or condition constitutes an implied waiver of similar or different events or conditions that may arise later." Since all conditions should be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied, the Offeror should be aware that a condition has been triggered. This awareness should preclude the possibility that a waiver may be implied by prior conduct and allow the Offeror to actively determine whether to waive an Offer condition after it is triggered. Further, the waiver of an offer condition applies to all facts and circumstances. In this regard, as we noted in our prior comment, once you waive a condition, you may not "reassert" that condition, even under a different set of facts. Rather, if you would like for a condition to remain after waiving it pursuant to a specific set of facts, you must formally change the terms of your offer, which may require an extension of the offer and dissemination of additional offer materials. Please confirm your understanding in your response letter.

Letter of Transmittal

10. We do not routinely object every time the word "understand" appears because some of the terms that security holders are expected to understand by virtue of their execution of the document. For example, the security holder should understand they are entering into a binding contract as such action is self evident. Conversely, we tend to object upon seeing references to language that asks security holders to attest that they have read and understood certain unspecified terms of the offer because of the disclaimer notion.

We have reviewed your response to prior comment 31 and the letter of transmittal language that indicates, "The undersigned understands that Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase all or any portion of Shares tendered pursuant to the Offer." Please advise us of the purpose of this language or delete the reference. To the extent that the language is retained, please provide us with a legal analysis examining whether or not the affiliates to whom the right to purchase would be assigned should be identified as bidders on Schedule TO.

Closing

As appropriate, please amend your filings. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Ralph F. MacDonald III
       Alston & Bird LLP
       1201 W. Peachtree Street
       Atlanta, Georgia 30309